

November 2, 2010

Drew Hall
President
Bassline Productions, Inc.
860 Sacramento Ave.
Sacramento, CA 95605

> **Re: Bassline Productions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2010**
> **File No. 333-169790**

Dear Mr. Hall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the registration statement.

Registration Statement Cover Page

3. Please revise to move the prospectus "Subject to Completion" legend and date of prospectus to the prospectus cover page.

Prospectus Cover Page

4. Please reconcile the statement that this offering will be a direct public offering through your "sole officer and director" with the statement on page 16 that each of Drew Hall, your President, and Randi Lorenzo, your Secretary and Treasurer, will participate in the offering.

5. Please revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

6. Please revise to clarify that you have not made any arrangements to place funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

7. Please revise to quantify the portion of time that your officers expect to devote to you on a going forward basis. Please also revise the third risk factor on each of pages 6 and 7 accordingly.

8. We note that your auditor has issued a going concern opinion and that following this offering you will be required to raise additional capital to cover the costs associated with your plan of operations. Please revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital. Also revise to quantify the amounts needed to implement your plan of operations as detailed on pages 25 and 43. Please also revise the second risk factor on page 9 accordingly.

9. Please revise this section to clarify your long-term development plan. In particular, it appears that you intend to initially provide a fee-based travel assistance service, followed by a production equipment rental business and finally you intend to provide artist representation. Please also revise throughout the prospectus to consistently discuss how you intend to develop your business, particularly given the differences between your short and long-term plans.

Summary of the Offering, page 3

10. We note your disclosure on page 45 that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you.

Risk Factors, page 5

11. Revise to include a risk factor discussing and quantifying the anticipated costs of being a public company as compared to your limited amount of available funds.

12. Revise to include a risk factor discussing that additional issuances of common stock may be necessary as part of the implementation of your plan of operations which would result in dilution to existing shareholders.

13. Please delete the first and fourth risk factors on page 7 which are duplicates of the third risk factor on page 5.

Because of competitive pressures from competitors with more resources, page 9

14. Please revise to set forth risks from the "continued effects of the current recession" as a separate risk factor.

We have received one loan from E Venture Resources, Inc., page 9

15. Please revise to include disclosure related to the potential issuance of 150,625 shares of your common stock in the event of default under the executed promissory note as disclosed on page F-10 of your financial statements. Please also discuss what constitutes an event of default under this agreement.

Available Information, page 12

16. Please update the address of the Public Reference Room. The correct address is 100 F. Street, NE, Washington, DC 20549. Refer to Item 101(h)(5) of Regulation S-K.

Determination of Offering Price, page 15

17. Please reconcile your disclosure which refers to "informational based networking sites" and "sites that are based on informational networking" with your stated business on page 1 of "providing travel management and production services to educational institutions and semi/professional entertainment groups." To the extent it is not part of your business plan, please remove the references to informational networking.

Dilution, page 15

18. Please revise the table to ensure that individual amounts, specifically the total in the "Shares Purchased Amount" column and the Public Stockholders percentage in the "Total Consideration Percent" column, are correct.

Description of Business, page 24

Business Development Summary, page 24

19. We note your disclosure regarding the three stages of your plan of operations. Please clarify your expectations regarding the repayment timing of the remaining balance of the executed promissory note in favor of E Venture Resources, Inc. assuming a partial payment of $5,000 from the proceeds of this offering.

20. We note that you have raised $19,625 in funding since your inception. Please include a brief discussion of how much of this funding you have spent to date, in each case discussing the general character of each expenditure, and how much remains.

21. Please discuss in greater detail the types of educational and other institutional organizations to whom you intend to market your business. We note, for example, the discussion of specific groups on your website.

Employees, page 35

22. Please discuss the other business commitments of Mr. Hall and Ms. Lorenzo. To the extent there are any potential conflicts of interest with any of these commitments, please discuss.

Management's Discussion and Analysis of Financial Condition, page 36

23. Please clarify your expectations regarding revenue generation related to website advertising. Please reconcile the disclosure on pages 39 and 40 related to advertising revenue with your disclosure on page 30 which details revenue generation based on fees generated from sales commissions, package upgrade charges, and equipment rentals. If website advertising will be a key revenue stream, please expand the disclosure in the Description of Business section to discuss this business line and the associated revenue stream including a detailed discussion on the business line's dependence on web services such as Google's AdWords and AdSense.

Liquidity and Capital Resources, page 44

24. You state that the offering terminates in twelve months. Given your limited available cash, please discuss how you intend to fund your operations for the next twelve months. In particular, please discuss any plans you have regarding interim additional funding to sustain your business prior to the closing of this offering. If you have no such plans, disclose that fact.

Facilities, page 45

25. Please quantify your monthly rental expense and in the Use of Proceeds section confirm that such costs are included in the working capital category.

Executive Compensation, page 46

Future Compensation, page 46

26. Please reconcile the statements on pages 25 and 43 that you expect to pay Mr. Hall and Ms. Lorenzo $20,000 and $15,000 per year, respectfully, if $100,000 is raised in Stage III of your plan of operations, with the statement on page 46 that you expect to pay Mr. Hall and Ms. Lorenzo a "minimum salary" of $20,000 and $15,000 per year, respectfully. To the extent you may pay your executives in excess of these minimum amounts, please discuss the factors that will go into such a determination and any maximum amounts that you may pay them.

Other Expenses of Issuance and Distribution, Part II

27. Please revise the table to ensure that individual amounts equate to the total amount. In particular, it appears that the total expenses are $4,800 rather than $4,200.

28. We note that you have executed a promissory note in favor of E Venture Resources, Inc. the proceeds of which were to be used to cover legal expenses. Please revise the table to separately itemize legal expenses. Refer to Item 511 of Regulation S-K and the instruction thereto.

Undertakings, Part II

29. Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K.

Exhibit Index, Part II

30. Please revise to ensure that all filed exhibits are referenced in the exhibit index. In this regard, we note that the Waiver of the Stoecklein Law Group has been omitted.

Exhibits

31. Please file the executed promissory note in favor of E Venture Resources, Inc. as a material contract.

Exhibit 5, Opinion of the Stoecklein Law Group

32. Please revise the final paragraph of your opinion to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which you are named is titled "Interests of Named Experts and Counsel" and not "Legal Matters."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Don Stoecklein
     Stoecklein Law Group
     Fax: (619) 704-1325